ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 OCT -1 AM 7:21

24 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

03032432

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 10/2

ventracor

The ALFRED — Service and Care

asx announcement

Ventracor 'Artificial Heart' Pilot Trial Update

Melbourne, 24 September 2003: Medical investigators today provided a progress report on the Pilot Trial of the VentrAssist™ 'artificial heart' system.

At a media conference this afternoon, Principal Investigator, Professor David Kaye, said the condition of a patient who received the second implant on 29 August 2003 was satisfactory and that the patient was expected to be discharged home from hospital within a week.

"His recovery has been quite dramatic...remarkable," Principal Investigator Professor Don Esmore, added.

The patient, a 76-year-old Melbourne man, told the media conference: "I'm feeling fabulous, I'm firing on all sixes. It means a new life, as simple as that...a quality of life that there was no other way of getting."

The investigators said the first patient was continuing to do well at home.

"He is certainly much improved and the VentrAssist™ has achieved all that we had hoped for him," Professor Esmore said.

At the discretion of the medical investigators, further implants are expected to be performed at The Alfred hospital shortly.

The Pilot Trial evaluates the safety of the VentrAssist™ left ventricular assist system (LVAS) in up to 10 patients. Patients who are implanted with the VentrAssist™ system are gravely ill. They are not eligible for a heart transplant and are no longer responding to optimal medical therapy. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

For more information, please contact:

Michael Spooner	*Trisha Lee*
Ventracor Limited	*The Alfred*
Managing Director & CEO	*Public Affairs Manager*
02 9406 3088	*03 9276 2354*

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

03 OCT -1 AM 7:21

22 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pr K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

asx announcement

Ventracor – US Investors Presentation

Sydney, 22 September 2003: Australian heart company, Ventracor Limited (ASX: VCR), will present to the international investment community at the UBS Global Life Sciences Conference in New York City this week.

The 5th Annual UBS Global Life Sciences Conference is one of the largest health care investor conferences with an expected audience of over 3,000 attendees.

Managing Director and CEO of Ventracor, Mr Michael Spooner, will speak to the company's focus on rapid commercialization of its VentrAssist™ heart assist device, with clinical trials of the VentrAssist ™ now underway in Melbourne, Australia.

"The take-home message for investors is the company's tight focus on rapid regulatory approval and roll-out of the VentrAssist™ left ventricular assist system", Mr Spooner said.

"Ventracor believes that our superior technology and the potential for affordable delivery costs means that we will be well positioned to take a major share of a global market growing to $US10 billion a year.

"There are currently over one million patients each year who suffer end-stage congestive heart failure and we will be in a strong position to help these patients return to an improved quality of life", Mr Spooner said.

Ventracor will also be featured at Citigroup Smith Barney's Medtech and Biotech Bullring 2003 conference in Sydney on 23 October and at the UBS annual Healthcare Conference, targeted at Australian and New Zealand investors, beginning in Sydney on 28 October.

The presentation made at the UBS New York conference will be accessible on 25 September through the Investor Centre section of the Ventracor website *www.ventracor.com*

For further information, please contact:

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

Julie Meldrum
Manager, Corporate Communications
Ventracor Limited
02 9406 3100 or 0419 228 128